Issuer Free Writing Prospectus

Filing Pursuant to Rule 433

Registration Number 333-183634

(To Prospectus dated August 30, 2012 and

Preliminary Prospectus Supplement dated February 23, 2015)

€500,000,000

Flowserve Corporation

1.250% Senior Notes due 2022

Final Term Sheet

March 10, 2015

Issuer:	Flowserve Corporation
Size:	€500,000,000
Maturity Date:	March 17, 2022
Listing:	Flowserve Corporation intends to apply to list the Notes on the New York Stock Exchange.
Coupon (Interest Rate):	1.250%
Yield to Maturity:	1.350%
Spread to Benchmark Bund:	Bund + 138 bps
Benchmark Bund:	2.000% due January 4, 2022
Benchmark Bund Price / Yield:	€113.850/-.03%
Spread to Mid-swaps:	+92 bps
Mid-swap rate:	0.430%
Interest Payment Dates:	Annually on March 17, commencing on March 17, 2016.
Day Count Convention:	Actual/Actual (ICMA)
Currency of Denomination:	Euro (€)
Currency of Payment:	Euro (€)
Form and Denomination:	Book-entry only form represented by one or more global securities deposited with a common depositary for Clearstream Banking, société anonyme and Euroclear Bank S.A./N.V., as operator of the Euroclear System. Denominations of €100,000 and integral multiples of €1,000 in excess thereof
Make-Whole Call:	Make-whole at Bund + 25 bps (before December 17, 2021 (three months prior to the Maturity Date)) plus accrued and unpaid interest thereon to, but excluding, the date of redemption.
Par Call:	At any time on or after December 17, 2021 (three months prior to the Maturity Date), the Notes will be redeemable in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.
Redemption for Tax Reasons:	The Notes are redeemable upon the occurrence of specified tax events described under the caption “Description of the notes and guarantees—Redemption for tax reasons” in the prospectus supplement.
Price to Public:	99.336%
Trade Date:	March 10, 2015
Settlement Date*:	March 17, 2015 (T+5)
CUSIP / ISIN / Common Code:	34354P AE5 / XS1196536731 / 119653673
Joint Book-Running Managers:	J.P. Morgan Securities plc Merrill Lynch International
Senior Co-Managers:	Crédit Agricole Corporate and Investment Bank
Mizuho International plc
Wells Fargo Securities, LLC
Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A.
BNP Paribas

HSBC Bank plc
Lloyds Bank plc
Mitsubishi UFJ Securities International plc
Stabilization:	Stabilization/FCA
Underwriting (Conflicts of interest):	Each of the underwriters or affiliates thereof are lenders under our bank credit facility. Because all or a portion of the net proceeds of this offering may be used to repay borrowings under our bank credit facility, certain of the underwriters or their respective affiliates may each receive more than 5% of the proceeds of this offering and, therefore, each of the underwriters are deemed to have a “conflict of interest” under FINRA Rule 5121. This offering will be conducted in accordance with FINRA Rule 5121. In accordance with that rule, no qualified independent underwriter (as defined in FINRA Rule 5121) is required because the notes offered are investment grade rated (as defined in FINRA Rule 5121). To comply with FINRA Rule 5121, none of the underwriters will confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder.
Ratings**:	Baa2(stable)/BBB(stable)/BBB(stable)
Additional Information:

EU Savings Directive

Under Council Directive 2003/48/EC on the taxation of savings income, Member States are required to provide to the tax authorities of other Member States details of certain payments of interest or similar income paid or secured by a person established in a Member State to or for the benefit of an individual resident in another Member State or certain limited types of entities established in another Member State.

On March 24, 2014, the Council of the European Union adopted a Council Directive amending and broadening the scope of the requirements described above. Member States are required to apply these new requirements from January 1, 2017. The changes will expand the range of payments covered by the Directive, in particular to include additional types of income payable on securities. The Directive will also expand the circumstances in which payments that indirectly benefit an individual resident in a Member State must be reported. This approach will apply to payments made to, or secured for, persons, entities or legal arrangements (including trusts) where certain conditions are satisfied, and may in some cases apply where the person, entity or arrangement is established or effectively managed outside of the European Union.

For a transitional period, Austria is required (unless during that period it elects otherwise) to operate a withholding system in relation to such payments. The changes referred to above will broaden the types of payments subject to withholding in those Member States which operate a withholding system when they are implemented.

The end of the transitional period is dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries. A number of non-EU countries and territories including Switzerland have adopted similar measures (a withholding system in the case of Switzerland).

The proposed Financial Transactions Tax (‘‘FTT’’)

On February 14, 2013, the European Commission published a proposal (the “Commission’s Proposal”) for a Directive for a common FTT in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the “participating member states”). The Commission’s Proposal has very broad scope and could, if introduced, apply to certain dealings in the notes (including secondary market transactions) in certain circumstances. The issuance and subscription of notes should, however, be exempt. Under the Commission’s Proposal the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in the notes where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State. Joint statements issued by participating Member States indicate an intention to implement the FTT by January 1, 2016. However, the FTT proposal remains subject to negotiation between the participating Member States and the scope of any such tax is uncertain. Additional EU Member States may decide to participate.

Prospective holders of the notes are advised to seek their own professional advice in relation to the FTT.

* It is expected that delivery of the notes will be made against payment therefor on or about March 17, 2015, which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the pricing date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

**Note: Security ratings reflect the views of the rating agency only. An explanation of the significance of these ratings may be obtained from the rating agency. Such ratings are not a recommendation to buy, sell or hold securities, but rather an indication of creditworthiness. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if it decides that the circumstances warrant the change. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in this offering can arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling J.P. Morgan Securities plc at +44 207-134-2468, or by calling Merrill Lynch International toll-free at (800) 294-1322 or emailing dg.prospectus_requests@baml.com.